EXHIBIT 12

VERSO PAPER HOLDINGS LLC
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(Dollars in thousands)	2014	2013	2014	2013
Earnings (Loss):
Net loss	$(42,830)	$(43,039)	$(133,431)	$(80,808)
Amortization of capitalized interest	149	135	290	269
Capitalized interest	(651)	(280)	(1,220)	(322)
Fixed charges (below)	37,284	35,827	73,309	71,032
Loss adjusted for fixed charges	$(6,048)	$(7,357)	$(61,052)	$(9,829)
Fixed charges:
Interest expense	$36,054	$34,819	$70,910	$69,258
Capitalized interest	651	280	1,220	322
Portion of rent expense representative of interest	579	728	1,179	1,452
Total fixed charges	$37,284	$35,827	$73,309	$71,032
Coverage deficiency	$43,332	$43,184	$134,361	$80,861